03016008

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

P.E. 2/3/03

RECD S.E.C.
FEB 28 2003
1086

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2003

Commission File Number: 333-9680

INTERNATIONAL UTILITY STRUCTURES INC.
(Name of Registrant)

777 - 8TH Avenue S.W.
Suite 1800
Calgary, Alberta
Canada T2P 3R5
(Address of Principal Executive Offices)

PROCESSED
MAR 04 2003
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___   No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Utility Structures Inc.

Date: February 28, 2003

By:
Name: Robert G. Jack
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit	
1	2002 Annual Report	4

EXHIBIT 1

2002 ANNUAL REPORT

ANNUAL MEETING

The Annual General Meeting of Shareholders will be held at 2:00 P.M. on March 31, 2003, in the Bennett Room at the offices of Bennett Jones LLP, 45th Floor, 855 – 2nd Street, S.W., Calgary, Alberta. Shareholders and other interested parties are encouraged to attend.

CORPORATE PROFILE

International Utility Structures Inc. ("IUSI" or the "Company") is a world leader in the manufacturing and marketing of metal overhead lighting, powerline, and telecommunications support structures. IUSI's broad range of environmentally friendly products are sold to customers in over 100 countries through its established and experienced worldwide sales and distribution network. The Company's low cost, proprietary steel pole manufacturing process provides a significant cost advantage in the manufacture of round tapered hydro, lighting and telecommunications poles compared to poles manufactured using conventional technology.

IUSI has manufacturing, design and engineering capacity in the United States, France, and Ireland. IUSI is traded on The Toronto Stock Exchange under the symbol IUS.



TABLE OF CONTENTS

NOTE: ALL DOLLAR AMOUNTS ARE STATED IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED.



PRESIDENT'S MESSAGE TO SHAREHOLDERS

Dear Fellow Shareholder,

Fiscal 2002 was clearly a disappointing and unpredictable year for IUSI as our customers reacted to turbulent economic and political conditions around the world. The greatest impacts were seen in both the North American utility and the global telecommunications marketplace. Contrary to historic experience, these two industries faced a series of challenges, the most serious being the exodus of investment capital which had in the past been readily available to them for funding expansions of their system infrastructure. Additionally, North American utilities had to deal with the effects of poorly coordinated de-regulation and total uncertainty regarding the U.S. government's timing and implementation of its National Energy Plan.



Furthermore, we believe that the events of and subsequent to, September 11, 2001, have focused much of the U.S. government's attention and financial resources on national security and potential military conflict, thereby delaying the provision of economic incentives which could stimulate prompt commencement of a comprehensive electrical infrastructure build-out program. All of these factors contributed to a major reduction in utility line construction and refurbishment in the latter half of 2002. Budgets were curtailed causing postponement of hundreds of millions of dollars of powerline construction projects and routine preventive maintenance programs were deferred.

The effect of the foregoing on our industry has been a significant reduction in North American utility structure production orders in the latter half of 2002. We estimate that North American utility industry orders for overhead line structures, of any type, are down by more than 25%, as compared to the same time frame the previous year and we do not expect to see a change in this trend until late spring of 2003. IUSI's largest global competitor recently reported a similar decline in its utility pole business which resulted in an overall reduction in its global pole sales revenues.

In Europe, our sales for lighting products have remained stable although our product mix has changed dramatically since we purchased Petitjean Industries in 1998. Our strong design credentials and early success in our decorative lighting line caused us to focus our sales and marketing resources on this unique higher value-added product range and reduce our presence in less attractive, more competitive basic lighting products. As a result, decorative lighting sales have grown almost four-fold since the beginning of 1998 and this strategy has allowed us to maintain our revenue and strong levels in an economically depressed market while, at the same time, increasing our lighting product's market share. Our employees' commitment to the highest quality standards has further strengthened our position with lighting customers.

In spite of the utility sector downturn, IUSI was able to report an overall net gain in sales of 3.7% (normalized excluding Stainton Metal Company Ltd., which was sold in October 2001) largely due to an increase in international utility product sales during the year. These sales, however, could not off-set the negative impact on margins we experienced due to both record increases in steel prices as well as the downward competitive pricing pressures which evolved as suppliers fought to secure and maintain basic production volume levels for their plants. A combination of new U.S. tariffs on foreign steel imports and the financial failure of several North American steel companies caused steel delivery lead times to be hyper-extended and steel prices to peak at over 60% higher than the same period in 2001.



Steel prices overall ended up at an average of 44% higher on a year-over-year basis, as compared to 2001. Through careful management, we were able to control the overall impact of steel price volatility on our cost of sales to approximately 4%, although steel typically represents approximately 35% of our annual cost of sales. As U.S. prices rose and import tariffs took effect, European steel mills saw fit to raise their prices as they in-turn reduced their total capacity. The subsequent delays in shipments from mills on both sides of the ocean further exacerbated the downward pressure on margins as many manufacturers, like IUSI, had to incur high levels of overtime in order to meet rigid customer delivery schedules and avoid expensive late delivery penalties.

In spite of the somber conditions which overshadowed the North American utility market sector in 2002, we have recently seen improvements in utility market conditions internationally. Projects, which were delayed or deferred by utilities and/or foreign governments due to other financing priorities, began to be released for both tender and subsequent production. This resulted in a much stronger transmission and distribution production backlog position at year end as compared to fiscal 2001.

Utility product orders scheduled for fiscal 2003 production, with more than 25 countries, represents a significant increase in volume as compared to last year at this time. Additionally, the recent European Union (EU) legislation against





the use of CCA (Chromate Copper Arsenate) has accelerated decisions towards transitioning to steel poles with several EU utilities. These utilities have both proactively approached the environmental issue as well as have acknowledged the enhanced value and performance features steel structures will provide them. Consequently, many of them have elected not to delay the migration towards steel structures and are negotiating supply contracts well in advance of the EU's requirements.



Environmental pressure on chemically treated wood in North America continues to increase as a result of increased awareness by the public at large as well as industry related workers due to broad coverage by the news media in the United States. Litigation against the EPA (Environmental Protection Agency) by both a major environmental group and a major utility worker's union as well as the re-introduction of legislation aimed at prohibiting the use of treated wood, for any reason, in the state of California, have recently stimulated some major U.S. utilities to adopt their own pro-active approach towards evaluating a possible accelerated transition away from preservative treated wooden utility poles. Recognized health care and scientific professionals have also raised their voices in unison, objecting to seeing the current practice continued.

We expect any major shift in purchasing practices by utilities to lag behind the initiatives we are seeing in Europe, predominantly due to funding availability as well as the fact that many customers may elect to await a formal response by the EPA prior to initiating any significant changes in their current practices. We are hopeful that the California legislation will be passed in early 2003 and trigger a domino effect both with other states as well as with the federal government.

As you are aware, we have made some key capital equipment investments in both of our production facilities over the past few years. These investments are strategic if we are to be able to satisfy anticipated growth in steel utility structure demand. As a result of these investments, we believe we are well positioned to address future growth, for some time, with little additional investment in capital expenditures. Of particular note is the commissioning of our Kansas facility in 2002. This plant, which incorporates our proprietary Centaurus technology, effectively became operational in the last quarter of fiscal 2002 and is producing excellent quality ERW (Electric Resistance Welding) welded product in much larger diameters and thicker wall sections than we had previously been capable of.

In addition to opportunistically pursing increases in our market share through strategic supply relationships with key utilities, both domestically and internationally, IUSI will actively pursue initiatives aimed at strengthening its balance sheet and improving liquidity. It is our goal to achieve success in these endeavors over the course of the 2003 fiscal year.

Our business model concept was not flawed but it was ahead of its time. One should not lose sight of the fact that the future growth needs in our marketplace are real and are well documented by independent government authorities. It is also openly acknowledged that maintenance of the North American electrical grid has been severely underfunded for several years and the U.S. Department of Energy recognizes how fragile overall system integrity is. Furthermore, the environmental issues related to pesticide treated wooden utility structures have not gone away – nor are they likely to. In fact, these structures have been dealt a death blow in Europe and I do not believe we will accept North American governments setting a lower standard of public health protection for much longer.



Lastly, the American Society of Civil Engineers (ASCE) is finally about to release its long awaited new design standards manual for distribution poles, thereby correcting a safety factor anomaly which has wrongfully penalized steel distribution poles in more than 50% of North American purchases for many years. We will now be able to offer a superior performing, environmentally inert, recyclable product at a more competitive price than ever before.

All indicators continue to point favorably towards a North American shift towards steel, a trend which has only just commenced in earnest in Europe. We hope that investor confidence will return to financial markets and in particular this sector, and provide the monetary resources necessary to create a strong electrical infrastructure system which will be critical to support both economic stability and growth.

On behalf of IUSI's Board of Directors, I thank you for your participation, patience and support as we move ahead in what we all hope will be better times.

Sincerely,

Robert G.J. Jack
President and Chief Executive Officer



OPERATIONS



Products

Of key note is the expansion of the product offering range from our new North American manufacturing plant in El Dorado, Kansas. Previously we had to source light duty transmission structures from Petitjean due to the physical limitations inherent to our Batesville, Arkansas, production line. This was costly and reduced our competitiveness in this product line in North America. With the full commissioning of our Centaurus system in Kansas, in the latter half of fiscal year 2002, we are now capable of servicing this established, pro-steel structures marketplace domestically. This capability also has allowed us to begin offering a weathering steel (non-galvanized, corrosive resistant) alternative to North American customers.



This is a critical opportunity for IUSI as the customer base, who generally purchase light duty transmission poles, began a transition towards steel several years ago and is not only predominantly pre-disposed towards specifying "steel" but in a majority of cases also specifies weathering steel. Weathering steel poles cost less in North America than galvanized poles and have performed extremely well over the years. In Europe, weathering steel is not used and, because it is a "custom order" from steel mills there, it is exceptionally expensive resulting in it being more costly than an equivalent European galvanized pole.

The Centaurus system allows IUSI to build steel utility poles that are 50% larger, in diameter, wall thickness, and overall height as compared to what could be produced previously in our Batesville plant. Possessing this capability was a key factor in IUSI's being able to secure the two multi-year U.S. utility contracts we previously reported.

All large custom monopole transmission products will continue to be built at Petitjean for all marketplaces. During the fiscal year, we undertook to design a self-erecting wind turbine tower for a significant U.S. wind energy company. The structure was designed to accommodate height requirements of up to 100 meters (328 feet) and a turbine/blade system mass of over 100 tons and capable of producing power in the 1.5 – 2.0 megawatt range. Additionally, we developed and offered a smaller, crane-erectable tower for a European wind turbine manufacturer for turbines up to .3 megawatt. Deliveries, as part of a multi-year contract with this customer have commenced.

Upon completion of the commissioning of the newly re-located Batesville ERW line to Petitjean, we will be able to offer a round tapered steel PTT (small dedicated telephone line) pole to the marketplace. Petitjean historically offered only octagonal PTT poles to the marketplace but requests from new customers for a round tapered product will soon be able to be accommodated. This second ERW line will also allow Petitjean the additional capacity to respond to requests for "black" (non-galvanized) seamless round tapered steel shafts from various regional manufacturers. Petitjean hopes to develop tapered tube supply relationships with local lighting pole manufacturers in nations where importation restrictions for finished product already exist.

Marketing and Sales

Lighting

Our European sales and marketing resources for lighting products will continue to focus on expanding their market presence in the decorative product range. The current plan is to broaden the geographic area we currently sell these products to and to build on our pre-eminent market leadership position in this sector.



Utility Products

Distribution - As a result of the recent increase in both international orders and tenders, we are in the process of expanding both marketing support staff and engineering staff in the European utility products group. Since 1999, 64 countries have approved Distripoles® (steel distribution poles) and 58 have purchased varying quantities, from a few units for test purposes to a 70,000 pole order (fiscal year 2000). Due to the EU environmental legislation, several utilities have recently announced upcoming tenders for steel poles in significant quantities.

Domestically, we are suitably staffed to deal with current market demand and reasonable growth. In addition to maintaining and growing our position in the distribution pole market, we will be increasing our presence in the light duty transmission pole sector and leveraging off of our newly expanded Kansas production capabilities.

Subject to satisfactory process development and testing on our Centaurus system, we will test market stainless steel distribution poles to select customers later this year. We had achieved significant success in the U.K. when we introduced a similar product and we feel it will generate substantial sales to those customers with a high level of aesthetic requirements as well as customers who are located in highly corrosive environments.

Transmission - Petitjean will continue expanding its presence in the international transmission marketplace. During fiscal 2002, Petitjean succeeded in securing transmission structure contracts with more than 15 new customers and increased its market share position accordingly. For fiscal 2003, we do not expect to see significant activity for Petitjean in the U.S. market predominantly due to the increase in both foreign exchange rates and overseas freight costs.



During fiscal 2002, we developed a program we call "interset" with one of our U.S. customers. This concept involves inserting light duty H-Frame and monopoles structures spaced equidistantly between existing structures thereby allowing the utility to increase its line capacity by either transmitting more power through the existing lines or by upgrading its conductor size. Due to the success of the first installation, we now have several utilities evaluating it as a very low cost alternative to complete replacement of existing transmission lines and structures.

Telecommunications - In spite of the fact that we did not lose any market share in this sector internationally, and we were strategically aligned with EEI, a strong sector partner, our sales for fiscal year 2002 were down by more than 60%. The key contributors to this have been the well publicized melt-down in the cellular sector, the weak financial status of the key industry players, and the civil war in the Ivory Coast. We have heard that the next generation of cellular system implementation will be delayed until 2004, although we have recently supplied some prototype towers for test purposes. For 2003, we expect increases in PTT sales as a result of environmental legislation as well as worker safety issues.





Manufacturing and Technology

During 2000 and 2001, the U.S. government realized the urgent need to expand the energy sector's transmission infrastructure grids in order to meet the growing market demands. In order to compete in this market, IUSI commenced the development of a third generation ERW welding technology, the Centaurus, which has the capacity to produce the heavier wall steel pole shafts for these structures. The Company's Batesville Arkansas manufacturing facility, which was producing distribution pole structures, did not have the capacity to handle the new, larger equipment for transmission poles.

In 2001 the Company made the decision to build a new manufacturing plant and by June 2002, the Company's entire U.S. operations were moved to El Dorado, Kansas. Numerous upgrades and equipment were added to the Kansas plant to allow for the manufacture of distribution, transmission and H-frame structures for the North American utility industry. These included a new Cut-to-Length Line, Press Brake, Electrical Resistance Welding Machine and a Computer Controlled Material Handling System.

To allow the use of 60,000 lb master coils, while negating the need for high capacity fork-lift trucks inside the building, the existing coil car was upgraded and converted to propane power. This conversion allows master coils to be loaded outside the building; the car is then self propelled to the single mandrel uncoiler on the cut-to-length line. By installing an edge trimmer and associated double helix scrap chopper, IUSI now has the ability to optimize savings on steel purchases by using mill-edge coils. By reworking the existing leveller and integrating it into the new cut-to-length line, the Company has increased its maximum shaft diameter from 16" (Batesville maximum) to 24". These larger sizes can be welded on the "Centaurus" welding machine without any appreciable loss of time.



By incorporating the cut-to-length line with the existing automated slitter/stacker and material transfer equipment, IUSI has been able to create a seamless material flow system that takes a coil of steel from inventory to a stack of precision cut trapezoids that are subsequently delivered "on demand", at the press brake. With product data loaded into the "Centaurus" computer, the operator selects the pole from an on screen library and, once brake formed, the unwelded poles are transferred to the "Centaurus" welding machine. The weld seam is closed, the welding generator is energised and the pole is drawn through the machine and welded at speeds of up to 145 ft/min. The pole is "scarfed" to produce the appearance of being seamless, immediately after the weld and then automatically sent to the straightening machine. Once the pole conforms to our rigid tolerances for straightness it is sent to a fully automated tip and butt cut-off machine where the pole is cut to length before being sent to inventory.

A second ERW machine, formally installed in the Company's USA manufacturing plant, has been dismantled and transported to Petitjean. Although older than the first machine installed in Petitjean, it maintains the high speed welding advantage afforded by this proprietary technology. Ideally suited to high volume smaller shaft size production, this ERW machine will be fully reconditioned and will compliment the existing machine.



MANAGEMENT'S DISCUSSION AND ANALYSIS



General

IUSI commenced business in 1991 and continues to focus on the use and benefits of steel distribution poles as a viable alternative to historically dominating wood and concrete. Steel has dominated the market for transmission and lighting for the last 40 years and has been proven for its durability but the North American pole market has proven to be slow to break into with wood being the product used for over 100 years. The Company's challenge is to accelerate this move to steel poles with competitive pricing and market education promoting the advantages of steel poles over wood poles. Recent and ongoing developments highlighting the serious concerns relating to the chemical treating of wood poles, will give us continued opportunity to penetrate this market. Up-coming changes to national specification standards, that recognize the greater strength and consistency of steel poles, will also increase our competitiveness.



During 1994, IUSI developed a proprietary welding technology capable of producing a 45 foot round tapered steel pole shaft every 90 seconds. Over the past six years, we have made considerable technological improvements to our welding process. Our latest third generation process, called the "Centaurus" allows us to increase pole shaft diameters and, where dictated by design, increase pole shaft wall thickness, while maintaining the high speed welding advantage, up to 20 times faster than competing welding techniques.

In 1998, IUSI expanded its markets for steel distribution poles by acquiring Petitjean Industries, located in Troyes, France, for their strong global presence and reputation for quality. Petitjean is an international leader in the manufacture of lighting, transmission and cellular structures and now includes distribution poles, which are being produced using IUSI's ERW technology.

International markets have accepted the steel distribution pole and all of Petitjean's product lines continue to increase their market share, making IUSI a global leader in the manufacturing and marketing of metal overhead light, powerline and telecommunications support structures.

Concurrently with the acquisition of Petitjean in 1998, IUSI issued 10.75% Senior Subordinated Notes due 2008, for aggregate proceeds of $75 million. In addition to the Notes, IUSI also issued $20 million of Units, with each Unit consisting of one 13% Senior Exchangeable Preferred Shares and one Common Share Purchase Warrant. The Common Share Purchase

Warrants entitle the holders to purchase an aggregate of 600,000 common shares, at CDN$1.98 per share. These warrants expired on February 1, 2003. The Company, at its option, has paid semi-annual dividends in additional Senior Exchangeable Preferred Shares to February 1, 2001. The proceeds were used for the acquisition of Petitjean, the re-payment of long-term debt, the installation of ERW steel pole production equipment at Troyes, France, for working capital and other general corporate purposes.



Commencing August 1, 2001, the Senior Exchangeable Preferred Shares were exchanged for Subordinated Notes allowing for an annual cash flow saving of $1.8 million.

As part of the Company's business plan strategy, the Union Metal Group and Stainton Metal Company, which were acquired as part of the Petitjean acquisition, were sold in fiscal 2000 and 2001 respectively. The Company used the proceeds to re-invest in the Company and strengthen the balance sheet giving it a stronger base for future growth.

During fiscal 2002, our North American manufacturing moved from Batesville, Arkansas to Ed Dorado, Kansas. Numerous upgrades and equipment were added to the Kansas plant to allow for the manufacture of distribution, transmission and H-frame structures for the North American utility industry. These included a new Cut-to-Length Line, Press Brake, Electrical Resistance Welding Machine and a Computer Controlled Material Handling System. These improvements have allowed the Company to increase its maximum shaft diameter from 16" (Batesville maximum) to 24". These larger sizes can be welded on the "Centaurus" welding machine without any appreciable loss of time.

By incorporating the cut-to-length line with the existing automated slitter/stacker and material transfer equipment, IUSI has been able to create a seamless material flow system that takes a coil of steel from inventory to a stack of precision cut trapezoids that are subsequently delivered "on demand", at the press brake. With product data loaded into the "Centaurus" computer, the operator selects the pole from an on screen library and, once brake formed, the unwelded poles are transferred to the "Centaurus" welding machine. The weld seam is closed, the welding generator is energised and the pole is drawn through the machine and welded at speeds of up to 145 ft/min. The pole is "scarfed" to produce the appearance of being seamless, immediately after the weld and then automatically sent to the straightening machine. Once the pole conforms to our rigid



15



tolerances for straightness it is sent to a fully automated tip and butt cut-off machine where the pole is cut to length before being sent to inventory.

Our leased facility in Kansas covers an area of 12.5 acres, with 186,000 square feet dedicated to manufacturing. The lease is for a term of five years until June 1, 2006 and is renewable for three additional terms of five years.

Our new Kansas facility is in the process of being ISO certified.



Outside of North America, we manufacture steel and aluminium poles for overhead lighting, powerline transmission, traffic and telecommunications support structures. Globally, we are one of the largest manufacturers of steel lighting and monopole powerline structures. We distribute our products to utilities and municipal entities in over 100 countries through our established worldwide sales and distribution network.

Our subsidiary, Petitjean, produces steel and aluminium lighting poles, decorative lighting poles and high mast lighting structures, as well as powerline transmission and telecommunications support structures. Petitjean's main production facility is located in Troyes, France. In addition, the production facility at Troyes, France was equipped in 1998 with a production line utilizing our second generation proprietary technology.

Our Troyes facility has completed ISO 9002 certification in its galvanizing plant and ISO 9001 in its high mast shop. The plant, which we own, is divided into three separate facilities: (i) one which produces standard overhead lighting support structures, (ii) one which produces high mast lighting structures and (iii) a galvanizing facility. The facility that produces the lighting support structures has 190,000 square feet of workshops and offices and an annual estimated capacity of 150,000 tonnes. The high mast facility, which has 120,000 square feet of workshop area and offices, has an estimated annual production capacity of 50,000 tonnes. The galvanizing facility, which has a total working area of 104,000 square feet, has an annual estimated production capacity of 150,000 tonnes. The galvanizing facility is an internal supplier of both the standard lighting facility and the high mast facility, as most of the poles produced at our manufacturing site in France are galvanized. These capacities are dependant on product mix.

We believe that our facilities and properties are generally very well maintained and in excellent operating condition. While we maintain adequate insurance coverage on all properties, the loss of those facilities could have an adverse effect on our operations.

Results of Operations

In fiscal 2002, net sales were $78.2 million, compared to $88.4 million for the year ended September 30, 2001. This decrease relates primarily to the sale of Stainton Metal whose sales of $12.9 million were included in fiscal 2001 results. On a comparative basis, after adjusting for the disposition of Stainton Metal, the Company posted a 3.6% increase on year-over-year sales.



We did not see the growth in the North American markets that we had expected due to the effect of deregulation, economic recession, energy sector financing issues in conjunction with the decrease in activity levels in the capital markets and the uncertainty as to how the U.S. federal government intends to implement its National Energy Plan. Similarly, we have seen a reduction in spending in Europe in the transmission pole market. Since September 2002, we have seen a significant increase in Europe for the distribution pole market and we anticipate growth during fiscal 2003.

Cost of sales for fiscal 2002 was $53.5 million, compared with $60.3 million for fiscal 2001. This decrease relates to the lower sales level for 2002. Cost of sales, as a percentage of revenue was basically unchanged at 68.4% for 2002 compared to 68.3% for 2001, even though there were significant steel price increases and shortages.

Plant operating costs for fiscal 2002 were $8.2 million compared with $8.0 million in fiscal 2001. Selling and administrative expenses for fiscal 2002 were $19.7 million, compared with $18.0 million for fiscal 2001. These increases include $1.8 million of expenses to relocate and start up our new manufacturing facility in Kansas and increased costs relating to marketing strategies.

Depreciation and amortization for fiscal 2002 was $6.1 million, compared to $6.7 million for fiscal 2001, which included Stainton Metal.

Net loss in fiscal 2002 was $15.5 million ($1.31 per common share), compared with a loss of $6.6 million ($0.55 per common share) reported in 2001. This significant decrease is due to the loss of operating profits due to the sale of Stainton Metal, the cost of the U.S. plant relocation, the adjustment (reduction) in the gain on the sale of the Union Metal Group relating to the escrow settlement and the write down of





deferred financing costs. These are partially offset by the gain on the sale of Stainton Metal. Also during 2001, the Company had a significant gain relating to the purchase of its Notes, thereby improving (reducing) the loss for fiscal 2001. During fiscal 2002, the Euro gained strength against the U.S. dollar which reduced the cumulative foreign currency translation adjustment by $3.3 million. This in turn reduced the shareholder deficiency by the same amount.

As at September 30, 2002 cash balance stood at $5.2 million, compared with $4.6 million at September 30, 2001.



Liquidity and Capital Resources

Net cash used in operations was $13.1 million in fiscal 2002 compared to $6.3 million in fiscal 2001. The increase in cash used relates primarily to increased losses from operations due to lower sales and increased fixed costs including the cost of the plant relocation in the U.S.

Historically, the Company's primary cash needs have been for capital expenditures, the acquisition of Petitjean, working capital and to fund operating losses. The Company has satisfied its cash requirements through the sale of assets and cash generated from operations.

The Company currently has credit facilities in Europe totalling $5.7 million, bearing interest at average rates of 4.9% per annum and are repayable on demand. These credit facilities are secured primarily by customer invoices. At December 31, 2002, the European subsidiaries were using $5.3 million of the $5.7 million credit facilities. Our Petitjean subsidiary has in place a EUR 15.0 million factoring agreement with a bank in France, which allows Petitjean to sell certain of its French customer invoices on a non-recourse basis. At December 31, 2002, Petitjean was using EUR 12.6 million of this EUR 15.0 million facility. On January 30, 2003, after obtaining the consents of holders of a majority of the aggregate principal amount outstanding of each of the Senior Subordinated and Subordinated Notes to certain amendments to the indentures pursuant to which such Notes were issued, the Company's subsidiary, IUS France SAS, entered into a five (5) year term loan agreement with a bank in France. The initial advance was funded in the amount of EUR 4.0 million, which was used to partially repay an inter-company loan granted by IUSI in connection with the Petitjean acquisition. The funds were used to pay the February 1, 2003 interest payment on the Notes and for working capital purposes. Subject to satisfaction of certain conditions precedent, the agreement contemplates a further advance of EUR 7.0 million to be used for inter-company loan repayment and working capital purposes.

On January 30, 1998, the Company issued 10.75% Senior Subordinated Notes (the "Notes") due 2008 for aggregate proceeds of $75 million. Interest on the Notes is payable semi-annually. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices (see Note 8 to our consolidated financial statements). During fiscal 2002, the Company repurchased $1 million (2001 - $37.5 million and 2000 - $2.0 million) face amount of the Notes in the open market at a cost of approximately $602,000 (2001 - $28.1 million and 2000 - $1.5 million), resulting in a gain of $398,000 (2001 - $9.4 million and 2000 - $5.0 million) which has been included in other income (see Note 16 to our consolidated financial statements).

The Notes are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes are effectively subordinated to all existing and future indebtedness and all other liabilities, including trade payables of the Company's subsidiaries.


DELTA

During fiscal 2001, the Company exchanged its 13% Senior Exchangeable preferred shares for 13% Subordinated Notes due in 2008 (see Note 9(b)(ii) to our consolidated financial statements). This exchange of preferred shares for subordinated notes took place at face value. For accounting purposes, the exchange was accounted for as a debt modification and the difference between the redemption value of the subordinated notes, being $20 million plus accrued dividends in kind of $9.1 million, and the book value upon exchange, being $27.9 million, is being amortized on a straight-line basis over the remaining term of the subordinated notes as an adjustment to interest expense. These Notes are unsecured debt obligations and are subordinate to the 10.75% Senior Subordinated Notes.

Included in other long-term debt are two capital lease obligations for buildings in the Company's European subsidiaries. The obligations are denominated in Euro, bear interest at rates ranging from 7.90% to 9.65%. Total payments, including principal and interest, to be paid over the remainder of the leases are Euro 3,298.

The Company had previously entered into an interest rate swap which remains in place and that fixed the interest rate on Euro 2.3 million ($2.2 million) of debt at 7.90% until June 30, 2011.

The Company has an unfunded pension obligation relating to its employees in France. At September 30, 2002, the estimated present value of the obligation was $2.0 million (2001 - $1.7 million and 2000 - $1.1 million).

The Company expects to incur costs in future periods to comply with changing environmental regulations at one of its plants, however, no amount has been recorded in these consolidated financial statements as the amount is not determinable.

On August 7, 2000 the Company sold its interests in the "Union Metal Group". Pursuant to terms of the sale agreement, the Company was





required to deposit $6.0 million of the net proceeds with an escrow agent in a general account and $1.0 million for a specific environmental liability which has been accrued in the accounts of the Company at September 30, 2000. These general funds were to be used for future claims arising from the sale. On July 13, 2001, the purchaser of the Union Metal Group notified the escrow agent of certain disputed items in connection with the parties' entitlements to the escrow funds and on May 23, 2002, the Company reached a settlement with the purchaser under which $4.0 million of the escrow fund was repaid to the purchaser and $2.0 million plus $449 thousand of interest was released to the Company. The $4.0 million payment together with $413 thousand of legal and miscellaneous costs incurred to settle the claim was charged to income.



On October 3, 2001, the Company sold its interest in Stainton Metal Company Limited, a wholly owned subsidiary located in the United Kingdom. The sale resulted in a gain, after deducting the costs of disposition, of $7.4 million.

Our capital expenditures for the year ended September 30, 2002 were $2.8 million. We expect capital expenditures for the next twelve months will be approximately $3.0 million based upon our budget. Such expenditures relate to the installation of equipment to increase capacity and add further automation, improve material handling and general equipment upgrades at our facilities.

Management, with the full endorsement of the board, is now actively engaged in formulating strategies to strengthen the Company's balance sheet and improve liquidity. Where appropriate, professional advisors have been engaged to assist in the analysis. It is management's goal to complete both the formulation and implementation of a strategy during the 2003 fiscal year.

We believe that our cash on hand and cash flow from operating activities, together with borrowings available under local working capital facilities and IUS France's term loan will be sufficient to fund our anticipated working capital needs and capital spending requirements as well as debt service requirements in the foreseeable future.

Managing Risk

IUSI's key risk continues to be the ability to increase sales and market share to increase profitability. Our earnings are directly dependant upon the amount of purchasing activities occurring for our products and our ability to obtain orders for these products.

Generally, IUSI does not engage in hedging activities or utilize other market-risk sensitive instruments. At September 30, 2002, IUSI did not believe that market risk financial instruments would have a material affect on future operations or cash flows nor did it view currency exchange risk or interest rate risk as material. Operational currency exchange risk would arise if IUSI priced products in one currency while material costs and expenses were denominated in a different currency. IUSI does not believe it is subject to any material currency exchange risk as it typically matches the currency of operating expenses with the currency of our revenues. However, from time to time, IUSI enters into a contract denominated in a currency other than the currency of operating expenses and, in such cases, may enter into currency forward arrangements with respect to and for the period covering such contract. At September 30, 2002, IUSI had not entered into any material foreign exchange contracts.



In addition, IUSI does have significant long term currency exchange risk as its European operations have significant assets and liabilities denominated in Euros that generate revenues and incur expenses. These assets and liabilities being restated into U.S. dollars result in the foreign currency translation adjustment that appears on IUSI's balance sheet.

IUSI also does not believe it is subject to any material interest rate risk as interest on debt obligations are primarily fixed rate instruments. IUSI believes its interest rate risk, due to variable interest rates, is not significant.

Steel is IUSI's primary raw material. Like most commodities, steel prices rise and fall according to the interaction of supply and demand forces. In many cases, the market price for steel-based products follows that of the raw material from which they are made. The Company also utilizes its buying power to build relationships with its suppliers to ensure that the steel it requires is constantly available at competitive prices. The Company also ensures that it does not rely upon a single supplier for any critical raw material. Although the Company endeavors to mitigate the effect of significant steel price increases, there is always the possibility that it could affect our profitability.





MANAGEMENT'S RESPONSIBILITY

The consolidated financial statements of International Utility Structures Inc. have been prepared by management which is responsible for the integrity and objectivity of this information. These financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

KPMG LLP, the auditors appointed by the shareholders, have conducted an independent examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. Their report is set out on the following page.

The Board of Directors, through its Audit Committee, oversees management's responsibilities for financial reporting and internal control. The Audit Committee meets with the independent auditors and management to discuss auditing and financial matters and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board for consideration in approving the consolidated financial statements for issuance to the shareholders.

Robert G.J. Jack
President and Chief Executive Officer

Gerald A. Diener
Vice-President Finance and Chief Financial Officer

Calgary, Canada
November 29, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Utility Structures Inc. as at September 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada
November 29, 2002





CONSOLIDATED BALANCE SHEETS

Years Ended September 30, 2002 and 2001
(Expressed in thousands of United States dollars)

	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,207	$ 4,552
Cash in escrow (note 3)	2,137	653
Accounts receivable (note 4 & 15(b))	16,755	28,079
Inventories (note 5)	20,334	22,593
Prepaid expenses and other	2,810	2,731
	47,243	58,608
Property, plant and equipment (note 6)	37,515	42,913
Cash in escrow (note 3)	-	6,352
Deferred financing costs	2,069	3,750
Other assets	422	626
	$ 87,249	$ 112,249
Liabilities and Shareholders' Deficiency		
Current liabiilties:		
Operating loans (note 7)	$ 4,825	$ 8,755
Accounts payable and accrued liabilities	26,232	33,205
Current portion of long-term debt (note 8)	237	197
	31,294	42,157
Long-term debt (note 8)	66,009	66,825
Other long-term liabilities (note 14(c))	2,127	2,405
Future income taxes (note 13)	1,588	2,191
	101,018	113,578
Shareholders' deficiency:		
Common share (note 10)	18,367	18,617
Warrants (note 10(c))	1,612	1,612
Cumulative foreign currency translation adjustment	(3,352)	(6,631)
Deficit	(30,396)	(14,927)
	(13,769)	(1,329)
	$ 87,249	$ 112,249

Future operations (note 1)
Commitments and contingencies (note 14)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

[signature] Director

[signature] Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended September 30, 2002 and 2001

(Expressed in thousands of United States dollars, except per share amounts)

	2002	2001
Sales, net of commission and transportation	$ 78,228	$ 88,365
Less:		
Cost of sales	53,511	60,335
Selling and administrative expenses	19,698	18,000
Plant operating costs	8,202	8,021
Depreciation and amortization	6,186	6,671
	87,597	93,027
	(9,369)	(4,662)
Other expense (income):		
Interest expense	8,443	8,682
Dividends on redeemable preferred shares (note 9)		1,457
Amortization of deferred financing costs	1,681	2,024
Other income (note 16)	(3,629)	(10,535)
	6,495	1,628
Loss before income taxes	(15,864)	(6,290)
Income taxes (note 13)		
Current	229	1,178
Future	(624)	(889)
	(395)	289
Loss for the year	(15,469)	(6,579)
Deficit, beginning of year	(14,927)	(8,348)
Deficit, end of year	$ (30,396)	$ (14,927)
Loss per share for the year (note 11):		
Basic	$ (1.31)	$ (0.55)
Diluted	(1.31)	(0.55)

See accompanying notes to consolidated financial statements



CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2002 and 2001

(Expressed in thousands of United States dollars)

	2002	2001
Cash provided by (used in):		
Net cash from (used in) operations (note 17)	$ (13,149)	$ (6,312)
Investments:		
Cash in escrow (note 3)	4,868	(61)
Purchase of property, plant and equipment	(2,754)	(6,077)
Proceeds on sale of Stainton Metal Company Limited, net of cash sold of $1,184	10,798	-
Other	3,056	1,054
	15,968	(5,084)
Financing:		
Repurchase of 10.75% senior subordinated notes	(602)	(28,060)
Repayment of long-term debt	(205)	(62)
Loan to trustee for the purchase of common shares pursuant to second ancillary stock option plan (note 10(d)(iii))	(250)	(373)
Repayment of operating loans	(1,107)	(2,001)
Deferral financing costs incurred		(1,421)
Redemption of preferred shares, Series 2		(169)
	(2,164)	(32,086)
Increase (decrease) in cash and cash equivalents	655	(43,482)
Cash and cash equivalents, beginning of year	4,552	48,034
Cash and cash equivalents, end of year	$ 5,207	$ 4,552

Non-cash financing:

During the year ended September 30, 2001, the Company issued additional 13% Senior Exchangeable Preferred Shares pursuant to the payment of dividends on 13% Senior Exchangeable Preferred Shares of $1,771. In addition, during the year ended September 30, 2001, the Company exchanged 13% Senior Exchangeable Preferred Shares for13% Subordinated Notes.

	2002	2001
Supplementary information:		
Interest	$ 7,774	$ 6,816
Taxes	268	1,612

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States dollars, except per share amounts and number of shares)
Years ended September 30, 2002 and 2001

1. Future operations:

The Company and its wholly owned subsidiaries are engaged in the manufacture and sale of metal overhead lighting, powerline and telecommunications support structures throughout the world.

These financial statements have been prepared on the going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At September 30, 2002, the Company has a deficiency in assets of $13,769 (2001 - $1,329), has experienced a loss for the year of $15,469 (2001 - $6,579) and has generated negative cash flow from operations of $13,149 (2001 - $6,312). The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and to obtain additional financing to meet commitments as they come due. Management is of the opinion that sufficient working capital will be obtained from operations and/or external financing to meet the Company's liabilities and commitments as they become payable. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2. Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and, except where otherwise indicated, are presented in U.S. dollars. Material differences in amounts and disclosures from the generally accepted accounting principles in Canada applied in the basic consolidated financial statements to accounting principles generally accepted in the United States are set out in note 18.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas where management is required to make near term estimates is in the assessment of underlying value and depreciation periods of property, plant and equipment. Actual amounts could differ from those estimates.

The following significant accounting policies have been applied in the preparation of these consolidated financial statements.

(a) Principles of consolidation:

These financial statements consolidate the accounts of the Company and its subsidiaries all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

(b) Cash equivalents:

Cash equivalents are comprised of highly liquid investments having original terms to maturity of three months or less when acquired.

(c) Inventories:

Inventories of finished goods and work-in-process, which include direct production materials and labour, are valued at the lower of cost, determined on a weighted average basis, and net realizable value.


27



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies *(continued)*:

Inventories of materials and supplies are valued at the lower of average cost and replacement cost.

(d) Property, plant and equipment:

Property, plant and equipment are carried at cost.

The rates of depreciation applied to depreciate the cost less estimated salvage values of plant and equipment over their estimated useful lives are as follows:

Asset	Basis	Rate
Buildings	Straight-line	2% - 10%
Machinery and equipment	Straight-line	8% - 33.3%
Furniture and office equipment	Straight-line	10% - 33.3%
Leasehold improvements	Straight-line	Duration of lease

The Company monitors the recoverability of property, plant and equipment based on factors such as future utilization, business climate and the future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when the Company determines that the carrying amount of the asset will not be recoverable. At this time, the carrying amount is written down to the undiscounted future cash flows. To September 30, 2002, the Company has not recorded any such impairment losses.

(e) Deferred financing costs:

Deferred financing costs consist of legal and other fees, relating to the financing of the Company's indebtedness. These costs are being amortized over the term of the related debt.

(f) Revenue recognition:

Revenue is recognized pursuant to contractual arrangements when title passes to the purchaser and there is reasonable certainty as to the collectibility of the proceeds.

(g) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

(h) Foreign currency:

The functional currency of the Company's North American operations is the U.S. dollar, which is also the Company's reporting currency. Monetary items denominated in Canadian dollars are translated to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies *(continued)*:

expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

The functional currency of the Company's operations outside of North America is considered to be the local currency. Balance sheet items initially measured in foreign currencies are translated into U.S. dollars using the period end exchange rate. Income statement transactions are translated into U.S. dollars using average exchange rates for the reporting period. Adjustments from translating foreign operations into the U.S. dollar are included in the cumulative foreign currency translation adjustment component of shareholders' equity.

(i) Stock options:

The Company has a stock-based compensation plan and two ancillary stock option plans both of which are described in note 10(d). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(j) Earnings per share:

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to calculate the dilutive effect of options and warrants. Under the treasury stock method, the number of net additional shares to be issued pursuant to options and warrants is calculated by assuming that dilutive outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

(k) Comparative figures:

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. Business divestitures:

(a) Union Metal Group:

On August 7, 2000 the Company sold its interests in the "Union Metal Group". Pursuant to terms of the sale agreement, the Company was required to deposit $6,000 of the net proceeds with an escrow agent in a general account and $1,000 for a specific environmental liability which has been accrued in the accounts of the Company at September 30, 2000. These general funds were to be used for future claims arising from the sale.

On July 13, 2001, the purchaser of the Union Metal Group notified the escrow agent of certain disputed items in connection with the parties' entitlements to the escrow funds and on May 23, 2002, the Company reached a settlement with the purchaser under which $4,000 of the escrow fund was repaid to the purchaser and $2,000 plus $449 of interest was released to the Company. A $4,000 payment together with $413 of legal and miscellaneous costs incurred to settle the claim was charged to income (note 16).

(b) Stainton Metal:

On October 3, 2001, the Company sold its interest in Stainton Metal Company Limited, a wholly owned subsidiary located in the United Kingdom. The sale resulted in a gain, after deducting the costs of disposition, of $7,378.





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Accounts Receivable:

Included in accounts receivable are two interest-free loans to officers and directors of the Company totaling $194 (2001 - $145) to purchase shares of the Company. The loans are secured by the shares and are repayable on demand.

5. Inventories:

	2002	2001
Materials and supplies	$ 8,700	$ 7,355
Work-in-process	3,760	7,987
Finished goods	7,874	7,251
	$ 20,334	$ 22,593

6. Property, plant and equipment:

2002	Cost	Accumulated depreciation	Net book value
Land	$ 2,702	$ -	$ 2,702
Buildings	11,488	3,517	7,967
Machinery and equipment	48,418	22,104	26,314
Furniture and office equipment	2,800	2,268	532
	$ 65,408	$ 27,893	$ 37,515

2001	Cost	Accumulated depreciation	Net book value
Land	$ 3,218	$ -	$ 3,218
Buildings	11,754	3,579	8,175
Machinery and equipment	51,097	20,678	30,419
Furniture and office equipment	2,807	1,802	1,005
Leasehold improvements	164	68	96
	$ 69,040	$ 26,127	$ 42,913

7. Operating loans:

Operating loans are unsecured, bear interest at average rates of 4.9% per annum (2001 - 4.8%) and are repayable on demand. The operating loans are drawn under demand lines of credit aggregating $5,784 (2001 - $21,200) based on exchange rates in effect at year end.

8. Long-term debt:

	2002	2001
10.75% Senior Subordinated Notes (a)	$ 34,525	$ 35,525
13% Subordinated Notes (b)	28,173	27,991
Other (c)	3,548	3,506
	66,246	67,022
Current portion of long-term debt	237	197
	$ 66,009	$ 66,825

(a) 10.75% Senior Subordinated Notes:

On January 30, 1998, the Company issued 10.75% Senior Subordinated Notes (the "Notes") due 2008 for aggregate proceeds of $75,000. Interest on the Notes is payable semi-annually. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2003



8. **Long-term debt *(continued)*:**

at specified redemption prices. During fiscal 2002, the Company repurchased $1,000 (2001 - $37,475) face amount of the Notes in the open market at a cost of approximately $602 (2001 - $28,060), resulting in a gain of $398 (2001 - $9,415) which has been included in other income (note 16).

Upon the sale of the Union Metal Group and Stainton Metal Group, the Note Indenture governing the 10.75% Senior Subordinated Notes due 2008 requires the Company to, within 360 days of the closing of such sales, invest the net proceeds in assets related to the business and, to the extent not done, to make an offer to purchase Notes at par in an amount equal to 25% of the aggregate principal amount of the Notes. On the 5th anniversary of the original issuance of the Notes (January 30, 2003), the Company is required to make a second offer to purchase Notes at par in an amount equal to the aggregate amount of the net proceeds of the sales in excess of the assets purchased during the 360 days following the closing of the sales and the original offer to purchase Notes at par.

The Notes are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The Notes are effectively subordinated to all existing and future indebtedness and all other liabilities, including trade payables of the Company's subsidiaries.

The Notes have certain covenants which include limiting the Company's ability to incur certain types of new debt if, after giving effect to the incurrence of such debt, the ratio of consolidated cash flow to fixed charges as defined is less than 2.0:1.

(b) 13% Subordinated notes:

During fiscal 2001, the Company exchanged its 13% Senior Exchangeable preferred shares for 13% Subordinated Notes due in 2008 (see also note 9 (b)). This exchange of preferred shares for subordinated notes took place at face value. For accounting purposes, the exchange was accounted for as a debt modification and the difference between the redemption value of the subordinated notes, being $20,000 plus accrued dividends in kind of $9,139, and the book value upon exchange, being $27,871, is being amortized on a straight-line basis over the remaining term of the subordinated notes as an adjustment to interest expense. These Notes are unsecured debt obligations and are subordinate to the 10.75% Senior Subordinated Notes.

(c) Other:

Included in other long-term debt are two capital lease obligations for buildings in the Company's European subsidiaries. The obligations are denominated in Euro, bear interest at rates ranging from 7.90% to 9.65%. Total payments, including principal and interest, to be paid over the remainder of the leases are Euro 3,298. Annual payments in each of the next five years are included in the table below.

The Company had previously entered into an interest rate swap which remains in place and that fixed the interest rate on Euro 2,287 ($2,237) of debt at 7.9% until June 30, 2011.

(d) Repayments:

Payments of principal on long-term debt required during the next five years:

2003	$	237
2004		263
2005		294
2006		328
2007		367



9. Redeemable preferred shares:

(a) Authorized:

The Company is authorized to issue:

(i) an unlimited number of preferred shares in series; and
(ii) 30,000 Senior Exchangeable Preferred Shares.

(b) Issued:

(i) Redeemable Preferred Shares, Series 2:

The Company is authorized to issue 5,000 shares designated as fixed, cumulative Redeemable Preferred Shares, Series 2, with preferential dividends at an annual rate of 6% of the subscription price. During fiscal 2001, 250 shares were redeemed for cash, and no shares are outstanding at September 30, 2002 (2001 - nil).

(ii) 13% Senior Exchangeable Preferred Shares:

	Number of shares	Amount
Balance as at September 30, 2000	27,368	$ 26,039
Dividends in kind	1,771	1,771
Accretion of redemption value		61
Exchanged for 13% Subordinated Notes (note 7(b))	(29,139)	(27,871)
Balance as at September 30, 2001 and 2002	-	$ -

On January 30, 1998, the Company issued 20,000 Units each consisting of a 13% (in addition the Company was responsible for the payment of a 15% withholding tax to the Canadian government) Senior Exchangeable Preferred Share, having a redemption amount of $1,000 and one warrant to purchase 30 common shares of the Company at a per share price of $1.98 Canadian. The preferred shares were mandatorily redeemable on February 1, 2008. The proceeds of $20,000 were allocated $18,188 to the preferred shares and $1,812 to the warrants. The difference between the redemption value of the preferred shares and the assigned value was being amortized on a straight-line basis over 10 years.

During fiscal 2001, the Company exchanged its 13% Senior Exchangeable Preferred Shares for 13% Subordinated Notes due in 2008 (see also note 8(b)). This exchange of preferred shares for subordinated notes was accounted for as a debt modification and recorded at the 13% Senior Exchangeable Preferred Shares book value of $27,871.

10. Common shares:

(a) Authorized:

Unlimited common shares, without par value



10. Common shares *(continued)*:

(b) Issued:

	Issued	Ancillary Plans	Number of shares	Amount
Balance, September 30, 2000	12,446,802	-	12,446,802	$ 18,990
Common shares repurchased pursuant to ancillary stock option plan (note 10(d)(ii))	-	(500,000)	(500,000)	(374)
Common shares issued pursuant to stock option exercise under ancillary stock option plan (note 10(d)(ii))	-	1,100	1,100	1
Balance at September 30, 2001	12,446,802	(498,900)	11,947,902	18,617
Common shares repurchased pursuant to second ancillary stock option plan (note 10(d)(iii))	-	(554,400)	(554,400)	(250)
Balance, September 30, 2002	12,446,802	(1,053,300)	11,393,502	$ 18,367

(c) Warrants:

In January 1998, the Company granted warrants to purchase, in aggregate, 600,000 common shares at $1.98 Canadian per common share. These warrants were not exercisable prior to February 1, 1999 and will expire on February 1, 2003 (see also note 9(b)(ii)). At September 30, 2002 these warrants remain unexercised.

(d) Stock options:

(i) Stock-based compensation plan:

In November 1995, the Company implemented a stock option plan for directors, officers and key employees. Stock options are granted at exercise prices based on the market price of the Company's common shares at the date of grant. Stock options vest and become exercisable as to 20% per annum for a five year period commencing with the year of grant. Stock options expire 10 years from the date of grant.

The Company is authorized to issue 1,344,500 shares under the stock option plan and has outstanding stock options as follows:

	2002	Weighted average price (Cdn $)	2001	Weighted average price (Cdn $)
Outstanding, beginning of year	1,309,500	$ 3.88	1,319,500	$ 3.87
Granted	-	-	-	-
Cancelled or expired	(40,000)	2.69	(10,000)	3.05
Outstanding, end of year	1,269,500	$ 3.92	1,309,500	$ 3.88
Exercisable, end of year	1,241,500	$ 3.97	1,193,500	$ 4.01



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Common shares *(continued)*:

(d) Stock options (continued):

(i) Stock-based compensation plan (continued):

Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$ 1.60	70,000	7.81 years	$ 1.60	42,000	$ 1.60
$3.05 to $ 3.45	260,000	5.41	3.08	260,000	3.08
$4.25 to 4.50	939,500	3.50	4.32	939,500	4.32
	1,269,500	4.13 years	$ 3.92	1,241,500	$ 3.97

(ii) Ancillary stock option plan:

During fiscal 2001, the Company implemented an ancillary stock option plan ("Ancillary Plan") for directors, officers, consultants and key employees.

Under a trust indenture dated November 29, 2000, the Company advanced by way of loan $575 Canadian to the trustee of the Ancillary Plan and the trustee applied these loan proceeds to the purchase of 500,000 common shares of the Company. At the direction of the Company, the trustee grants to eligible participants an option to purchase common shares of the Company at an exercise price of $1.15 Canadian per common share and for a term not to exceed 10 years from the date of grant. Upon exercise of the options, the participant is obligated to deliver payment to the trustee who then executes the transfer of applicable common shares from the trust. In addition, the trustee remits to the Company the proceeds received upon exercise of the shares as a partial repayment of the original loan.

In no circumstances shall the trustee have any liability for such remaining outstanding balance of the amounts advanced or for any amount of deficiency over and above the value the Company is able to realize from the sale of the shares held under the Ancillary Plan. Accordingly, the outstanding loan advance and corresponding common shares in the Ancillary Plan have been recorded as a reduction in issued common shares of the Company.

The Company is authorized to issue 500,000 shares under the stock option plan and has outstanding stock options as follows:

	2002	Weighted average price (Cdn $)	2001	Weighted average price (Cdn $)
Outstanding, beginning of year	296,900	$ 1.15	-	$ -
Granted	222,400	1.15	298,000	1.15
Exercised	-	-	(1,100)	1.15
Cancelled or expired	(65,400)	1.15	-	-
Outstanding, end of year	453,900	$ 1.15	296,900	$ 1.15
Exercisable, end of year	151,780	$ 1.15	74,500	$ 1.15

As at September 30, 2002, the weighted average remaining contractual life of the options outstanding is 8.75 years (2001 - 9.32 years).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Common shares *(continued)*:

(d) Stock options (continued):

(iii) Second ancillary stock option plan:

During fiscal 2002, the Company implemented a second ancillary stock option plan ("Second Ancillary Plan") for directors, officers, consultants and key employees.

Under a trust indenture dated May 31, 2002, the Company advanced by way of loan $250 to the trustee of the Second Ancillary Plan and the trustee applied these loan proceeds to the purchase of 554,400 common shares of the Company. At the direction of the Company, the trustee grants to eligible participants an option to purchase common shares of the Company at an exercise price of $0.72 Canadian per common share and for a term not to exceed 10 years from the date of grant. Upon exercise of the options, the participant is obligated to deliver payment to the trustee who then executes the transfer of applicable common shares from the trust. In addition, the trustee remits to the Company the proceeds received upon exercise of the shares as a partial repayment of the original loan. In no circumstances shall the trustee have any liability for such remaining outstanding balance of the amounts advanced or for any amount of deficiency over and above the value the Company is able to realize from the sale of the shares held under the Second Ancillary Plan.

Accordingly, the outstanding loan advance and corresponding common shares in the Second Ancillary Plan have been recorded as a reduction in issued common shares of the Company.

During the year ended September 30, 2002, no options were granted under the Second Ancillary Plan. At September 30, 2002, the plan holds 554,400 common shares towards settlement of existing and future stock option grants.

11. Loss per share:

Basic loss per share of $1.31 (2001 - $0.55) has been calculated using the weighted average number of common shares outstanding during the period, which consists of 11,780,779 common shares for the year ended September 30, 2002 (2001 - 12,029,913).

12. Segmented information:

The Company operates in a single operating segment. The Company's net sales by geographic area of customer are as follows:

	2002	2001
United States	$ 16,350	$ 17,232
France	24,172	34,370
Other countries	37,706	36,763
	$ 78,228	$ 88,365

The location of the Company's property, plant and equipment by geographic area are as follows:

	2002	2001
United States	$ 7,597	$ 9,711
France	29,431	30,133
Europe, excluding France	487	3,069
	$ 37,515	$ 42,913



13. Income taxes:

(a) Provision for income taxes:

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	2002	2001
Statutory rate	39.9%	42.9%
Computed tax expense (recovery)	$ (6,330)	$ (2,700)
Increase (decrease) in tax expense resulting from:		
Loss carry forwards benefit not recorded in the financial statements	6,466	3,379
Non-deductible expenses	1,610	-
Non-deductible dividends	-	625
Non-taxable capital gain	(2,652)	(2,019)
Tax on exchangeable preferred share dividends	-	419
Effect of foreign income taxed at lower tax rates	614	585
Other	(103)	-
Provision for income taxes	$ (395)	$ 289

(b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at September 30, 2002 are presented below:

	2002	2001
Future tax assets:		
Loss carrry forwards	$ 17,136	$ 13,428
Other	856	921
Gross future tax assets	17,992	14,349
Valuation allowance	(16,614)	(13,155)
Net future tax assets	1,378	1,194
Future tax liabilities:		
Property, plant and equipment	(2,055)	(3,074)
Deferred financing costs	(911)	(311)
Net future tax liabilities	$ (1,588)	$ (2,191)

(c) At September 30, 2002, the Company has non-capital losses of approximately $50,000 (2001 - $30,000) available for deduction against future years taxable income. These losses expire between 2003 and 2022. *The potential benefit of the above losses has not been recognized in the financial statements.*

14. Commitments and contingencies:

(a) The minimum future annual commitments in respect of plant and offices leases, and operating leases on machinery and equipment are as follows:

2003	$ 1,097
2004	1,025
2005	933
2006	877
2007	493
Thereafter	2,197

Rental expense for the current year was $944 (2001 - $1,021).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



14. Commitments and contingencies *(continued)*:

(b) The Company and its subsidiaries are involved in several lawsuits arising out of the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

(c) The Company has an unfunded pension obligation relating to its employees in France. At September 30, 2002, the estimated present value of the obligation was $2,024 (2001 - $1,663).

(d) The Company expects to incur costs in future periods to comply with changing environmental regulations at one of its plants, however, no amount has been recorded in these consolidated financial statements as the amount is not determinable.

15. Financial instruments:

(a) Fair values:

Financial instruments of the Company are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes payable, interest rate swaps and forward exchange contracts. The fair values of the notes payable is estimated not to exceed $25,000. The fair values of all other financial instruments are estimated to not be materially different from their carrying values either due to their ability for liquidation or settlement in the near term.

(b) Factoring Agreements:

At September 30, 2002 the Company had entered into a factoring agreement selling approximately Euros 7,549 ($7,406) of its accounts receivable on a non-recourse basis. These transactions have been accounted for as a sale of financial assets.

16. Other income:

Included in other income (expense) are:

	2002	2001
Interest and other income	$ 266	$ 1,120
Gain on repurchase of 10.75% Senior Subordinated Notes (note 8(a))	398	9,415
Gain on sale of Stainton Metal Company Limited (note 3(b))	7,378	-
Escrow funds repaid to purchaser of Union Metal Group (note 3(a))	(4,413)	-
Other income	$ 3,629	$ 10,535



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Reconciliation of net earnings (loss) to net cash from (used in) operations:

The computation of net cash from (used in) operations is as follows:

		2002		2001
Net earnings (loss)	$	(15,469)	$	(6,579)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization		6,186		6,671
Amortization of deferred financing costs		1,681		2,024
Dividends settled by shares		-		1,771
Accretion of preferred shares to redemption value		-		61
Accretion of 13% Subordinated Note to redemption value		182		-
Gain on repurchase of 10.75% Senior Subordinated Notes		(398)		(9,415)
Gain on sale of Stainton Metal Company Limited		(7,378)		
Other		(74)		(891)
Accounts receivable		8,965		(2,231)
Inventories		912		(1,195)
Prepaid expenses and other		(220)		(1,156)
Accounts payable and accrued liabilities		(6,973)		5,517
Future income taxes		(563)		(889)
Net cash used in operations	$	(13,149)	$	(6,312)

18. United States accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A summary of material adjustments to United States generally accepted accounting principles ("U.S. GAAP") are as follows:

(a) Deferred product development costs:

In accordance with Canadian GAAP, in years prior to fiscal 2001, the Company had capitalized development costs meeting specified criteria and amortizes such costs over a five year period. Under U.S. GAAP, all such development costs must be expensed as incurred.

(b) Sales:

As allowed by Canadian GAAP, the Company has disclosed sales net of sales commissions and transportation costs. Under U.S. GAAP, the following amounts would have been included in cost of sales and sales would have been reported gross of these amounts:

		2002		2001
Commissions netted against sales under Canadian GAAP	$	1,380	$	1,267
Transportation costs netted against sales under Canadian GAAP		6,694		7,402
	$	8,074	$	8,669

18. United States accounting principles *(continued)*:

(c) Dividends on redeemable preferred shares:

In accordance with Canadian GAAP, dividends incurred on redeemable preferred shares classified as a liability are accounted for as an expense and deducted in the determination of net income (loss). Under U.S. GAAP, such dividends are excluded from the determination of income and accounted for as a direct charge against equity.

(d) Application of U.S. GAAP:

The effect of the above items on net earnings (loss), total assets, and shareholders' equity is as follows:

	Notes	2002	2001
Loss in accordance with Canadian GAAP		$ (15,469)	$ (6,579)
Deferred product development costs	(a)	-	119
Preferred share dividends	(c)	-	1,457
Loss in accordance with U.S. GAAP		(15,469)	(5,003)
Preferred share dividends		-	(1,457)
Loss available to common shareholders		$ (15,469)	$ (6,460)

	2002	2001
Loss per share, U.S. GAAP:		
Basic	$ (1.31)	$ (0.54)
Diluted	(1.31)	(0.54)

Statement of Other Comprehensive Income:

	2002	2001
Loss in accordance with U.S. GAAP	$ (15,469)	$ (5,003)
Other comprehensive income (loss):		
Foreign currency translation adjustment	3,279	1,043
Comprehensive loss	$ (12,190)	$ (3,960)
Total assets, in accordance with Canadian GAAP	$ 87,249	$ 112,249
Total assets, in accordance with U.S. GAAP	$ 87,249	$ 112,249
Shareholders' deficiency, in accordance with Canadian GAAP	$ (13,769)	$ (1,329)
Shareholders' deficiency, in accordance with U.S. GAAP	$ (13,769)	$ (1,329)





CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Senator Jack Austin, Q.C.[3]
Director

John S. Burns, Q.C.[3]
Director

Robert J.S. Gibson[1,2]
Director

Robert G.J. Jack[1]
Director, President & Chief Executive Officer

Brian G. Kenning[1,2]
Director, Chairman

Terrence A. Lyons[1,2,3]
Director

David B. Olsen[3]
Director

Edward R. Pitts[1]
Director

Gerald A. Diener
Vice President Finance & Chief Financial Officer

Ann M. Mooney
Corporate Secretary

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation & Corporate Governance Committees

Head Office
Suite 1800, 777 – 8th Ave. SW
Calgary, Alberta, Canada T2P 3R5
Tel: (403)269-2350
Toll Free 1-800-263-9444
Fax: (403)290-0523
Email: general@iusi.ca
Web: www.iusi.ca

Corporate Bank
The Toronto Dominion Bank
Calgary, Alberta, Canada

Auditors
KPMG LLP
Vancouver, British Columbia, Canada

Corporate Legal Counsel
Bennett Jones LLP
Calgary, Alberta, Canada

Registrar and Transfer Agents
Valiant Corporate Trust Company
Calgary, Alberta, Canada

Bank of Nova Scotia Trust Company of New York*
New York, NY

Stock Exchange Listing
Toronto Stock Exchange
Toronto, Ontario, Canada

Trading Symbol
Common Shares - IUS

* Maintains Register of Transfers for Senior Exchangeable Preferred Shares

MANUFACTURING FACILITIES

International Utility Structures (Kansas), Inc.
955 North Haverhill Road
El Dorado, Kansas, USA 67042

Petitjean Industries
52, Avenue Marechal LeClerc
BP 10 - F 10121
St. Andre Les Vergers Cedex
Troyes, France

This annual report includes forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements attempt to predict future occurrences and are identified by words like "believes", "anticipates", "expects" and similar words. Our predictions about future occurrences are subject to assumptions and uncertainties, including general economic and business conditions and a number of known and unknown risks including: a competitor may develop a manufacturing process which competes with our proprietary technology; we are substantially leveraged and have a history of losses, we are subject to fluctuations in the cost of raw materials; and we compete with other materials. These and other factors are discussed in greater detail in IUSI' annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. If any of these risks or uncertainties materialize, or if our assumptions prove incorrect, our actual results may differ materially from our projected results.



DESIGNED BY ANN MOONEY AND GEOFFREY BROOK
PRINTED BY TOPLINE PRINTING INC.